June 19, 2026	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: C21 INVESTMENTS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Special Meeting
Record Date for Notice of Meeting :		June 25, 2026
Record Date for Voting (if applicable) :		June 25, 2026
Beneficial Ownership Determination Date :		June 25, 2026
Meeting Date :		August 07, 2026
Meeting Location (if available) :		Vancouver, BC
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON CLASS	12675Q101		CA12675Q1019

Sincerely,

Computershare

Agent for C21 INVESTMENTS INC.